Exhibit 99.6

KENMAR PREFERRED INVESTMENTS CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2009

UNAUDITED

ASSETS
Cash and cash equivalents	$399,357
Fees and other receivables	268,552
Due from affiliates, net	46,105
Investments in affiliated commodity pools	1,371,700
Property and equipment, net	16,834
Goodwill	817,656

Total assets	$2,920,204

LIABILITIES
Service fees and other fees payable	$199,037
Accrued expenses	245,935
Other liabilities	69,918
Notes payable	585,193
Interest payable	1,585

Total liabilities	1,101,668

Commitments and contingencies
STOCKHOLDER’S EQUITY
Common stock, $1 par value:
Authorized - 1,000 shares; issued and outstanding - 248 shares	2
Additional paid-in capital	5,387,844
Retained earnings (deficit)	(1,209,800)

4,178,046
Less: Cost of treasury stock - 148 shares of common stock	2,359,510
Total stockholder’s equity	1,818,536

Total liabilities and stockholder’s equity	$2,920,204